

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2012

<u>Via E-mail</u>
Lawrence R. Rutkowski
Chief Financial Officer
The Warnaco Group, Inc.
501 Seventh Avenue
New York, New York 10018

      Re: The Warnaco Group, Inc.
      Form 10-K for the Fiscal Year Ended January 1, 2011
      Filed March 1, 2011
      File No. 001-10857

Dear Mr. Rutkowski:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/Tia L. Jenkins

      Tia L. Jenkins
      Senior Assistant Chief Accountant
      Office of Beverages, Apparel, and
      Mining